Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation Announces Agreement to Acquire Blickfeld
GmbH

Ottawa, Ontario, December 9, 2025 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced that its wholly owned subsidiary has entered into a definitive agreement (the “Agreement”) to acquire Blickfeld GmbH (“Blickfeld”), a top producer of 3D LiDAR sensors with integrated software for security, volume monitoring, industrial and traffic  applications, for €10.4 million in cash with €1 million in performance-based earnouts.  As the holder of numerous semiconductor and technology patents, the combination with Blickfeld brings award winning hardware and software solutions to Senstar’s robust ecosystem of advanced perimeter security and detection offerings.  Blickfeld’s cutting-edge LiDAR security monitoring technology complements Senstar’s AI-powered MultiSensor,  expanding Senstar’s ability to serve a broader global customer base with a more holistic, best-in-class portfolio of intelligent security solutions.

By leveraging the combination of existing global sales forces, Blickfeld’s high-precision 3D security LiDAR sensor, QbProtect, is expected to accelerate market penetration in a segment growing at over 20%, without the delays of developing new sales channels.  As an existing strategic partner, Blickfeld expedites vertical integration processes, improving cost controls, systems performance, and innovation timelines.  Combined, the two companies will expand Senstar’s offerings beyond its core markets, broadening its application breadth to include volume and traffic monitoring, and the security of critical points within non-critical infrastructure such as transport facilities, museums, and cultural institutions.

Mr. Fabien Haubert, CEO of Senstar Technologies Corporation, stated, “By joining forces with the talented team at Blickfeld, we advance our competitive positioning to further penetrate large, high-growth industries and verticals.  Combining Blickfeld’s proven, semiconductor-based LiDAR solutions with our portfolio expands our addressable market, enhances our situational awareness capabilities, and opens new prospects across the transportation and industrial verticals globally.  Blickfeld’s real-time 3D monitoring extends our intelligence capabilities in meaningful ways, and together, we can deliver a more comprehensive solution set to our customers.  We welcome Blickfeld to the Senstar team and are enthusiastic about the transformation it brings to our growth trajectory.”

Dr. Mathias Müller, CEO and Co-founder of Blickfeld, continued, “After several years of a trusting and successful partnership with Senstar, we are excited to now take the next step. We are proud to become part of Senstar and to be working together to expand into innovative application areas while improving our customers' security concepts worldwide with the help of our LiDAR technology.”

Both companies look forward to leveraging synergies and working closely together, but will operate largely independently of each other with Dr. Mathias Müller remaining in office to lead his existing team. With over €60 million in technology investments since inception, a strategic goal of reaching EBITDA breakeven on more than €6 million in revenue for 2026,  Blickfeld GmbH and its subsidiary, Blickfeld North America Inc. will continue to exist under their current names as Senstar subsidiaries.

The acquisition will be fully funded with cash from the Company’s $21.7 million balance of cash and cash equivalents and short-term bank deposits as of Septermber 30, 2025. The acquisition is expected to close in Q1 2026, subject to the satisfaction of customary closing conditions and receipt of regulatory approvals.

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

About Blickfeld

Founded in 2017 and headquartered in Munich, Blickfeld is an international company that develops LiDAR (Light Detection and Ranging) sensors with integrated software. The company’s solutions provide real-time 3D data for a wide range of innovative use cases – from volume monitoring and security system enhancement to privacy-compliant people counting and functions in traffic  applications.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events, including, without limitation, the consummation of the acquisition and the ability to achieve synergies from such transaction. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based upon a number of assumptions and factors which cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate, risks associated with the ability to obtain the approvals that are required to consummate the acquisition and the timing of the closing of the acquisition, the risk that the conditions to the acquisition are not satisfied on a timely basis or at all, or the failure of the acquisition to close for any other reason, the risk that a consent or authorization that may be required for the acquisition is not obtained or is obtained subject to conditions that are not anticipated, unanticipated difficulties or expenditures relating to the acquisition, the response of business partners and retention risks arising as a result of the announcement and pendency of the acquisition, the diversion of management time on acquisition-related issues, and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com
+1-602-476-1821